Exhibit 99.1

G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) Announces Receipt of Notice of Deficiency with Nasdaq Continued Listing Requirements

Irvine, California, Nov. 22, 2022 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company”), a telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions, has received today a written notice (the “Notice”) from Nasdaq Stock Market LLC, indicating that the Company is no longer in compliance with the minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Rule 5550(b)(1) requires listed companies to maintain shareholders’ equity of at least $2,500,000. Further, the Company did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations, as set forth in Nasdaq Rule 5550(b)(1). In accordance with Nasdaq Rule 5810(c)(2)(A), the Company has 45 calendar days, or until January 6, 2023, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares on the Nasdaq Capital Market under the symbol “GMVD”.

The Company intends to evaluate its courses of action and to timely submit a plan to Nasdaq to regain compliance with the Nasdaq minimum shareholders’ equity requirement. However, there can be no assurance that the Company’s plan will be accepted or that, if it is, the Company will be able to regain compliance.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (CVD), pulmonary disease and diabetes. In December 2021 the Company launched its COVID-19 testing business and currently operates several testing facilities and laboratories performing point-of-care tests to detect SARS-CoV-2, the virus that causes COVID-19, or antibodies that a patient’s body makes after getting COVID-19 or after getting vaccinated. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (VSMS), which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses the timeline and its intention to submit a plan to regain compliance with Nasdaq’s continued listing requirements and the ability of Nasdaq to grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. Because such actions deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact

G Medical Innovations Holdings Ltd.

service@gmedinnovations.com